Exhibit A

Press Release
Ceragon Secures Follow-on Orders in Brazil – Sept. 12, 2011

Ceragon Networks Secures Significant Follow-On Orders with Major Brazilian Operator

Deal includes Ceragon’s FibeAir® IP-10 and Evolution® Long-Haul solutions as well as engineering, installation, commissioning and project management services

Paramus, New Jersey, September 12, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, announced today that it has received two large follow-on orders from a major operator in Brazil.  The new orders, valued at several millions of dollars, follow Ceragon’s selection for the next phase of a wide deployment project that consists of handling all microwave transmission for the Rio de Janeiro (RJ), Espírito Santo (ES) and São Paulo (SP) states.  Since the beginning of the year, Ceragon has secured orders for a number of deployment projects across Brazil worth tens of millions of dollars.

Considering the network evolution and demand for more capacity, Ceragon will introduce FibeAir IP-10 radios with future proof IP features and higher throughput. Ceragon will also ship its Evolution Long Haul products for long-haul applications – and in addition, provide full turnkey services to design and deploy a network spanning several hundred “hops”.

"Our continued success with a leading regional operator, and the integration of our FibeAir IP-10 short-haul solutions for the first time into its network, reaffirm our customer’s confidence in our solutions offering," said Ira Palti, President and CEO of Ceragon Networks. “Ceragon’s quick response time and proven implementation performance played a major role in our selection. We are pleased to work with major operators who are rapidly expanding their service coverage in Brazil, and thereby strengthen our position in this important market.”

Ceragon’s high-capacity solutions will expand the reach and capacity of a national Brazilian backhaul network. In addition to new installations, Ceragon systems will also be used to upgrade legacy TDM microwave links to IP/Ethernet - across the entire network. Easy to install and maintain, the Ceragon solutions feature future-proof design for simple, cost-efficient upgrades and faster return on investment.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .